Exhibit 99.1

Province of Manitoba

2012/13 Quarterly Financial Report

April to September 2012

CONTENTS

Introduction

Quarterly Financial Results

Economic Performance and Outlook

INTRODUCTION

Budget 2012 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP). A summary budget presents a more complete picture of how the provincial government and the other related entities operate as a whole and what the total cost is of providing services and programs to people in Manitoba.

The financial information in this quarterly financial report is presented in the same format as the budget. The second quarter financial report presents information on the GRE for the six months ending September 30, 2012, as well as an updated financial forecast for the current fiscal year. The report also contains an economic performance and outlook.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2012

GOVERNMENT REPORTING ENTITY (GRE)

Budget 2012 focused on things that matter most to Manitobans while finding responsible ways to reduce unnecessary spending. To meet this commitment, Budget 2012 included a reduction of $128 million for an in-year Program Portfolio Management Review process to reduce expenditures while protecting key government programs and services. The year end projection contained in this report reflects savings of $115 million.

The summary forecast for fiscal year 2012/13 is a net loss of $567 million, a negative variance of $107 million from the budgeted net loss of $460 million.

At the end of the second quarter, projections from other reporting entities indicate expenditures will be under budget by $30 million while revenue is projected to be under budget by $19 million.

Core government revenue is projected to surpass the budget by $64 million, primarily resulting from higher projections for both corporate and individual income taxes.

Expenditures in core government are anticipated to be higher than budget primarily as a result of significant pressures in the areas of public safety services ($38 million), disability programs ($28 million) and child protection ($24 million). Hot, dry conditions in north-eastern and eastern Manitoba this year have also led to additional expenditures for forest fire suppression ($10 million).

Projection of Summary Net Income/(Loss)

For the Fiscal Year Ending March 31, 2013

UNAUDITED

	2012/13 Second Quarter Forecast			2012/13 Budget
(Millions of Dollars)	Core Government	Consolidation Impacts and Other Reporting Entities	Summary	Core Government	Consolidation Impacts and Other Reporting Entities	Summary	Summary Variance

Revenue	11,223	2,674	13,897	11,159	2,693	13,852	45

Expenditure	11,849	2,699	14,548	11,696	2,729	14,425	123

In-Year Adjustment/Lapse	(24)	(60)	(84)	(33)	(80)	(113)	29

NET RESULT FOR THE YEAR	(602)	35	(567)	(504)	44	(460)	(107)

Transfer from Fiscal Stabilization Account	56	(56)	-	56	(56)	-	-

NET INCOME (LOSS)	(546)	(21)	(567)	(448)	(12)	(460)	(107)

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2012

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the Government Reporting Entity for the first six months of the fiscal year is a net income of $306 million which is a positive variance of $65 million over the budgeted income of $241 million.

The six-month positive revenue variance of $33 million is primarily due to the net result of higher than anticipated corporate and individual taxes in core government offset by the timing of fees and other revenue, and lower than estimated revenue results for the GBEs.

Expenditures are $32 million lower than budget primarily resulting from the timing of payments.

Government Reporting Entity Operating Statement

UNAUDITED

	Year-to-Date to September 30
	2012/13			2011/12
($000s)	Actual	Estimated	Variance	Actual

Revenue
Income Taxes	1,627,270	1,520,134	107,136	1,470,979
Other Taxes	1,920,371	1,967,938	(47,567)	1,865,078
Fees and Other Revenue	1,032,243	1,052,497	(20,254)	640,971
Federal Transfers	2,058,943	2,066,466	(7,523)	2,067,751
Net Income of Government Business Enterprises	276,075	295,728	(19,653)	251,738
Sinking Funds and Other Earnings	137,297	116,345	20,952	61,678

Total Revenue	7,052,199	7,019,108	33,091	6,358,195

Expenditure
Health and Healthy Living	2,780,474	2,750,459	30,015	2,419,938
Education	1,627,011	1,642,291	(15,280)	1,342,500
Family Services	515,687	532,216	(16,529)	480,587
Community, Economic and Resource Development	1,070,007	1,107,989	(37,982)	1,140,866
Justice and Other Expenditures	354,777	347,880	6,897	635,531
Debt Servicing Costs	398,581	397,541	1,040	237,220

Total Expenditure	6,746,537	6,778,376	(31,839)	6,256,642

NET INCOME (LOSS)	305,662	240,732	64,930	101,553

Core government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2012

INFRASTRUCTURE AND CAPITAL ASSET RENEWAL

Expenditures for infrastructure and capital asset renewal in 2012/13 are forecast to be $1.5 billion to support continued economic growth, reduce the maintenance burden and provide for the services Manitobans need in the future. The projects are supported by $29 million in federal recoveries.

Based on principles of sound financial management, Manitoba has been able to increase the assets of the province while maintaining a manageable level of debt. Budget 2012 provides the resources to continue upgrading Manitoba’s roads and highways, wastewater treatment plants, health facilities across the province, building and restoring much needed social housing and modernizing our schools and post-secondary institutions.

As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in capital assets – like the Red River Floodway, highway infrastructure and economic stimulus investments – are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure projects, Budget 2012 projected an increase in the net debt to GDP ratio to 27.4%. For fiscal year 2012/13 summary net debt to GDP is currently forecast to be 27.1%.

Core government capital investment details are provided in Appendix III on page 11.

SPECIAL ACCOUNTS

Fiscal Stabilization

The budgeted draw for 2012/13 includes health-related programming of $8 million and $4 million for requirements related to ecoTrust funds.

There is a legislated requirement to dedicate at least $600 million of the funds set aside in this Account to retire a portion of the debt and interest expense associated with the core government operating shortfalls incurred during the economic recovery period. In 2012/13, $140 million is projected to be withdrawn for debt repayment, as well as $44 million for the interest expense associated with the core government operating shortfall.

Pension Assets

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.

The fund balance is projected to increase in 2012/13 for net investment earnings.

Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life (EARSL).

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2012

PROVINCIAL BORROWINGS,

GUARANTEES AND OBLIGATIONS

Manitoba’s borrowing requirement identified in Budget 2012 was $3.7 billion including refinancing of $2.0 billion and new cash requirements of $2.5 billion, offset by estimated repayments of $812 million.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions and Manitoba Hydro. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

At the end of the second quarter, Manitoba’s borrowing requirement remains unchanged at $3.7 billion.

The total of outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. The total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province. The forecast for the year end is shown in the table on the following page.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2012

Provincial Borrowings, Guarantees and Obligations

	2012/13 Forecast		March 31, 2012
Provincial Borrowings, Guarantees and Obligations[1]	$ millions	$ Per Capita*	$ millions	$ Per Capita*
General Government Programs	8,255	6,515	8,129	6,494
General Government Programs - Pension Liability	2,595	2,048	2,595	2,073
Manitoba Hydro	9,832	7,760	8,999	7,189
Other Crown Organizations	2,159	1,704	1,926	1,539
Health Facilities	1,228	969	1,094	874
Other	27	21	37	30
Capital Investments	3,681	2,905	3,195	2,553

Subtotal[2]	27,777	21,922	25,975	20,752

Other Obligations
Pension Liability	6,911		6,704
Pension Asset Fund	(5,101)		(5,070)

Net Pension Liability	1,810		1,634
Debt incurred for and repayable by the Manitoba Hydro Electric Board	(9,605)		(8,742)
Education and Health Debt held by Government Enterprises	535		505
Other Debt of Crown Organizations	266		266

Subtotal	(6,994)		(6,337)

Total Provincial Borrowings, Guarantees and Obligations	20,783		19,638

Adjustments to arrive at Summary Net Debt
Guarantees	(227)		(257)
Net Financial Assets	(4,422)		(4,870)

Summary Net Debt	16,134	12,734	14,511	11,593

Summary Net Debt as a percentage of GDP	27.1%		25.5%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Provincial borrowings, guarantees and obligations are net of sinking funds.

2.

Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at September 30, 2012, total provincial borrowings and guarantees were payable 93% in Canadian dollars and 7% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 80% in Canadian dollars (78% at March 31, 2012) and 20% in U.S. dollars (22% at March 31, 2012).

*	The per capita data is based upon population figures at July 1, as reported by Statistics Canada.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2012

ECONOMIC PERFORMANCE AND OUTLOOK

Manitoba’s economic growth continues to progress at a stable pace as the economy continues to recover from the global recession. Over the last five years the economy has expanded on average by 1.9% annually, above the Canadian average rate of 1.2%.

In 2011, Manitoba’s real GDP increased by 2.2%, below the national increase of 2.6% and following 2.3% growth in 2010. Growth was held back by the impact from the flooding situation along the Assiniboine River, which extensively hampered agricultural production and economic activity in related industries.

Based on Manitoba Finance’s survey of independent economic forecasters, Manitoba’s real GDP is projected to increase by 2.3% in 2012 and 2.2% in 2013, above the projected national increase of 2.0% in both years but below the forecasts at the time of the 2012 Manitoba Budget.

To a large degree, the lower national and Manitoba economic forecasts reflect the weakening of the global economy. Sovereign debt issues in Europe, fiscal consolidation in some advanced economies, budget uncertainty in the U.S. and slower growth in China are key factors elevating the downside risks for the medium-term forecast.

A review of major economic indicators shows modest improvements in economic developments in Manitoba through 2012.

Crop production in Manitoba was hampered by poor weather related conditions over the past two years; however, a sharp rebound is expected in 2012. Statistics Canada estimates that the volume of Manitoba wheat and canola production increased 76% and 20%, respectively, relative to 2011. Barley harvest is estimated to have increased 137%.

Manitoba international hog exports reached 1.0 million head in July 2012, up 13% from the same period last year. Hog exports,

however, are still 42% below the peak of 1.7 million head reported in the first quarter of 2007.

Supported by demographic and economic fundamentals, Manitoba’s housing sector is among the strongest in Canada. In the first nine months of 2012, province-wide housing starts are up 32%, more than double the national increase. A 69% increase in construction of multiple units (apartments and semi-detached homes) is complemented by a 12% increase in single-detached family unit starts.

According to a Statistics Canada survey, capital investment is expected to increase by 4.7% in 2012 with private sector spending increasing by 8.3%. Due to the completion of infrastructure stimulus spending program, public investment is expected to fall by 3.1% in 2012.

A sharp jump in non-residential building permits has increased the value of total building permits in Manitoba by 29% in 2012 (year-to-date basis), the strongest among provinces and well above the national average of 12.1%.

Manitoba’s labour market performance remains steady. Employment increased by 0.8% in 2011 and is growing at the same pace in 2012 (year-to-date basis). All the gains in 2012 have occurred in the private sector where the number of jobs increased by 1.6%. Public sector employment decreased by 1.4%. The unemployment rate has averaged 5.4%, third lowest among provinces and below the national average of 7.3%.

In line with steady growth in the labour market, compensation of employees (labour income) is expanding at a similar pace to the national average. In the first three quarters of the year, incomes have increased by 4.2%, fourth among provinces and above the national increase of 4.1%.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2012

Through the first three quarters of the year, Manitoba’s manufacturing sales are up 2.6%, following 6.2% increase in 2011. The principal increases are in aerospace parts, wood products, machinery equipment, and transportation equipment. Sales are decreasing in printing material, food products, chemicals, and plastic and rubber products. Manufacturing accounts for approximately two-thirds of Manitoba’s foreign exports.

Reflecting slower global growth, Manitoba’s exports sales have decreased by 3.4% during the first 10 months of 2012, compared to 14.1% increase in 2011. Exports to the U.S. have increased by 5.1%, while non-U.S. exports have decreased by 17%.

Manitoba’s retail sales growth softened in 2012 to 2.1%, following 4.3% and 5.7% increases in 2011 and 2010, respectively. National retail sales have also slowed to 3.2% after a 4.1% gain in 2011. New motor vehicle sales, on the other hand, remain solid in the province, increasing by 8.8% in 2012 following a 7.0% increase in 2011, both above the national increase.

Strong population growth continues to support the domestic demand in Manitoba. In 2012 (July 1st), Manitoba’s population stood at 1,267,003, a one-year increase of 15,313 persons, for an annual growth of 1.2%. This is the third consecutive year where Manitoba’s population grew ahead of the national rate. Immigration was up by 15,134 persons over a twelve-month period ending on July 1st 2012.

The Consumer Price Index has increased by 1.6% on a year-to-date basis in 2012, just slightly below the budget projection of 1.9%. For 2013, Manitoba Finance’s survey of economic forecasts indicates CPI inflation will average about 1.9% in Manitoba and in Canada.

For monthly updates and more details please see the Manitoba Economic Highlights and Statistics at:

http://www.gov.mb.ca/finance/pdf/highlights.pdf & http://www.gov.mb.ca/finance/pdf/statistics.pdf

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2012

2012/13 Core Government Revenue by Source	Appendix I
UNAUDITED

	Year-to-Date to September 30				Full Year
	2012/13			2011/12 Actual	2012/13			2011/12 Actual
($000s)	Actual	Estimated	Variance		Forecast	Budget	Variance
Income taxes
Individual Income Tax	1,320,444	1,318,740	1,704	1,269,025	2,832,100	2,796,300	35,800	2,682,506
Corporation Income Tax	306,826	201,394	105,432	201,954	442,400	405,500	36,900	423,598

Subtotal: Income Taxes	1,627,270	1,520,134	107,136	1,470,979	3,274,500	3,201,800	72,700	3,106,104

Other Taxes
Corporations Taxes	91,927	104,150	(12,223)	88,390	214,605	215,400	(795)	186,036
Fuel Taxes	152,140	150,744	1,396	124,288	296,500	296,500	-	240,352
Land Transfer Tax	43,958	40,639	3,319	38,235	72,858	66,200	6,658	67,314
Levy for Health and Education	199,381	197,348	2,033	188,280	410,000	410,000	-	396,199
Mining Tax	24,963	24,116	847	24,608	35,000	35,000	-	61,442
Retail Sales Tax	867,640	906,663	(39,023)	853,664	1,834,100	1,834,100	-	1,702,233
Tobacco Tax	134,645	136,291	(1,646)	128,598	256,400	256,400	-	248,591
Other Taxes	5,240	6,291	(1,051)	10,359	13,491	14,705	(1,214)	13,677

Subtotal: Other Taxes	1,519,894	1,566,242	(46,348)	1,456,422	3,132,954	3,128,305	4,649	2,915,844

Fees and Other Revenue
Fines and Costs and Other Legal	25,344	25,555	(211)	23,690	51,733	51,538	195	48,183
Minerals and Petroleum	11,662	14,290	(2,628)	19,365	26,280	28,820	(2,540)	41,099
Automobile and Motor Carrier Licences and Fees	67,953	71,748	(3,795)	71,217	147,026	147,026	-	137,052
Parks: Forestry and Other Conservation	17,802	11,568	6,234	13,032	35,434	33,088	2,346	29,795
Water Power Rentals	55,320	49,814	5,506	58,319	109,500	117,800	(8,300)	112,070
Service Fees and Other Miscellaneous Charges	46,463	46,366	97	41,431	215,806	218,624	(2,818)	121,822
Revenue Sharing from SOAs	13,465	13,091	374	12,715	26,555	26,180	375	25,430

Subtotal: Fees and Other Revenue	238,009	232,432	5,577	239,769	612,334	623,076	(10,742)	515,451

Federal Transfers
Equalization	1,036,629	1,036,629	-	1,108,768	1,871,961	1,872,000	(39)	1,941,727
Canada Health Transfer (CHT)	531,228	531,228	-	501,080	1,056,300	1,062,500	(6,200)	999,852
Canada Social Transfer (CST)	214,597	214,597	-	208,003	431,000	429,200	1,800	417,059
Health Funds	4,523	4,506	17	4,517	9,000	9,000	-	9,066
Infrastructure Renewal	-	-	-	-	28,867	28,800	67	27,484
Manitoba Floodway Expansion	-	-	-	1,439	10,000	10,000	-	9,918
Shared Cost and Other Transfers	71,471	71,981	(510)	126,577	189,259	187,745	1,514	647,899

Subtotal: Federal Transfers	1,858,448	1,858,941	(493)	1,950,384	3,596,387	3,599,245	(2,858)	4,053,005

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	94,000	95,010	(1,010)	87,557	260,452	260,452	-	254,270
Manitoba Lotteries Corporation	168,000	168,000	-	168,000	346,000	346,000	-	342,876

Subtotal: Net Income of GBEs	262,000	263,010	(1,010)	255,557	606,452	606,452	-	597,146

Total Revenue	5,505,621	5,440,759	64,862	5,373,111	11,222,627	11,158,878	63,749	11,187,550

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2012

2012/13 Core Government Expenditure by Sector/Department	Appendix II
UNAUDITED

	Year-to-Date to September 30				Full Year
	2012/13			2011/12	2012/13				2011/12
($000s)	Actual	Estimated	Variance	Actual[1]	Forecast	Budget[2]	Variance		Actual[1]

Health and Healthy Living
Health	2,559,658	2,521,578	38,080	2,379,184	5,059,892	5,094,313	(34,421)		4,845,688
Healthy Living, Seniors and Consumer Affairs	29,858	31,467	(1,609)	29,405	58,502	59,931	(1,429)		55,733

Total Health and Healthy Living	2,589,516	2,553,045	36,471	2,408,589	5,118,394	5,154,244	(35,850)		4,901,421

Education
Advanced Education and Literacy	349,367	354,683	(5,316)	334,119	684,631	689,205	(4,574)		654,090
Education	837,026	844,692	(7,666)	862,760	1,626,605	1,632,689	(6,084)		1,607,470

Total Education	1,186,393	1,199,375	(12,982)	1,196,879	2,311,236	2,321,894	(10,658)		2,261,560

Family Services
Children and Youth Opportunities	27,339	25,021	2,318	24,545	44,825	45,589	(764)		41,000
Family Services and Labour	495,258	513,690	(18,432)	452,430	1,081,528	1,034,631	46,897		1,007,646

Total Family Services	522,597	538,711	(16,114)	476,975	1,126,353	1,080,220	46,133		1,048,646

Community, Economic and Resource Development
Aboriginal and Northern Affairs	18,771	19,175	(404)	18,322	35,089	35,536	(447)		38,167
Agriculture, Food and Rural Initiatives	38,916	46,624	(7,708)	74,903	226,593	227,066	(473)		394,264
Conservation and Water Stewardship	83,180	87,218	(4,038)	77,534	160,956	160,956	-		157,101
Entrepreneurship, Training and Trade	270,008	273,788	(3,780)	272,109	585,415	580,400	5,015		579,436
Housing and Community Development	46,704	47,321	(617)	41,851	79,194	80,559	(1,365)		83,651
Infrastructure and Transportation	304,650	302,807	1,843	248,588	634,505	653,762	(19,257)		603,475
Innovation, Energy and Mines	51,228	49,503	1,725	53,021	87,120	88,290	(1,170)		115,495
Local Government	175,772	195,142	(19,370)	169,188	363,418	363,923	(505)		317,954

Total Community, Economic and Resource Development	989,229	1,021,578	(32,349)	955,516	2,172,290	2,190,492	(18,202)		2,289,543

Justice and Other Expenditures
Legislative Assembly	17,283	18,161	(878)	25,041	40,631	40,181	450		52,274
Executive Council	2,177	2,275	(98)	2,552	3,786	3,827	(41)		4,319
Civil Service Commission	10,026	10,387	(361)	9,691	21,398	21,643	(245)		20,429
Culture, Heritage and Tourism	33,778	34,480	(702)	34,477	60,998	61,399	(401)		63,289
Employee Pensions and Other Costs	(2,259)	(3,014)	755	(2,566)	16,933	16,933	-		9,745
Finance	30,462	31,039	(577)	62,305	67,619	68,931	(1,312)		88,575
Immigration and Multiculturalism	15,962	17,614	(1,652)	13,449	46,967	42,852	4,115		41,408
Justice	179,075	179,906	(831)	160,353	502,735	467,702	35,033		457,017
Sport	5,942	5,956	(14)	5,761	11,970	11,970	-		11,956
Enabling Appropriations	1,945	3,074	(1,129)	2,662	8,551	11,043	(2,492)		3,337
Other Appropriations	23,433	7,851	15,582	300,675	81,283	72,175	9,108		607,681

Total Justice and Other Expenditures	317,824	307,729	10,095	614,400	862,871	818,656	44,215		1,360,030

Debt Servicing Costs	98,789	97,749	1,040	100,013	258,000	258,000	-		236,411
Program Portfolio Management Reviews	-	-	-	-	-	(128,000)	128,000	[3]	-

Total Expenditure	5,704,348	5,718,187	(13,839)	5,752,372	11,849,144	11,695,506	153,638		12,097,611

Subtract: Total Revenue Estimate (Appendix I)	5,505,621	5,440,759	64,862	5,373,111	11,222,627	11,158,878	63,749		11,187,550
In-Year Adjustment/Lapse	-	-	-	-	(24,375)	(32,500)	8,125		-

Net Result for the Year	(198,727)	(277,428)	78,701	(379,261)	(602,142)	(504,128)	(98,014)		(910,061)

Transfer from Fiscal Stabilization Account	-	-	-	-	56,065	56,065	-		45,401

NET INCOME (LOSS)	(198,727)	(277,428)	78,701	(379,261)	(546,077)	(448,063)	(98,014)		(864,660)

1. For	comparative purposes the 2011/12 Actual has been re-stated to reflect the 2012/13 appropriation structure.
2. Budget	figures are adjusted to include Enabling Appropriations.
3. Reductions	related to the Program Portfolio Management Review have been included in each department’s forecast amount.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2012

2012/13 Core Government Capital Investment	Appendix III
UNAUDITED

	Year-to-Date to September 30				Full Year	Full Year

		2012/13		2011/12	2012/13	2012/13		2011/12

($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget[1]	Variance	Actual

General Assets
Government Services Capital Projects	42,151	50,014	(7,863)	52,400	96,417	128,346	(31,929)	100,248
Transportation Equipment and Aircraft	20,976	29,706	(8,730)	16,611	42,164	42,164	-	69,752
Information Technology Projects	815	3,104	(2,289)	3,281	31,796	32,068	(272)	14,742
Other Equipment and Buildings	8,858	9,728	(870)	716	36,616	42,887	(6,271)	12,198

	72,800	92,552	(19,752)	73,008	206,993	245,465	(38,472)	196,940

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	136,393	173,027	(36,634)	148,604	322,045	352,045	(30,000)	305,839
Manitoba Floodway Expansion	33,903	40,000	(6,097)	44,939	100,000	100,000	-	95,652
Water Related Infrastructure	2,652	9,053	(6,401)	38,228	19,652	27,800	(8,148)	55,111
Parks, Cottage and Camping Projects	5,632	5,600	32	5,577	24,880	25,600	(720)	14,431

	178,580	227,680	(49,100)	237,348	466,577	505,445	(38,868)	471,033

Total Capital Investment	251,380	320,232	(68,852)	310,356	673,570	750,910	(77,340)	667,973

1.	Budget figures are adjusted to include Enabling Appropriations.